EATON & VAN WINKLE LLP
                          Three Park Avenue, 16th floor
                               New York, NY 10016

                                December 11, 2008

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

            Re: Air Industries Group, Inc.
            Form 10-K for the year ended December 31, 2007
            Filed April 14, 2008
            File No. 000-29245

Dear Mr. Humphrey:

      On behalf of Air Industries Group, Inc., a Delaware corporation (the "Company"), I am submitting this letter in response to the Staff's letter of comment dated August 29, 2008 on the Company's Form 10-K for the fiscal year ended December 31, 2007.

      Our responses below have been numbered to correspond to the Staff's comments. A letter from the company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

MD&A
Results of Operations. Page 20

1. Refer to your discussion of general and administrative expenses on page 22. Please quantify the expense reclassification that was recorded in fiscal 2007 and indicate the line item in which these expenses were previously recorded. Tell us why no similar expense reclassification was recorded for fiscal 2006 and quantify the potential impact of such an adjustment, if applicable. We may have further comments upon review of your response.

Response: In 2006, the Company's manufacturing overhead included the salaries of individuals from Purchasing, Contracts and other support related departments, whose efforts were devoted entirely to Air Industries Machining, Corp. ("AIM"), then the Company's only operating subsidiary. Upon completion of the acquisitions of Sigma Metals and Welding Metallurgy in April and August, 2007, the responsibilities of certain of these individuals were expanded to include the task of coordinating and integrating among, for example, the Purchasing Department of all three companies. It is the Company's belief that the nature of the new tasks performed by these individuals was such that it was appropriate to reclassify portions of their salaries to General & Administrative expense. The amount so reclassified in 2007 was approximately $1,300,000. A similar reclassification was not appropriate in 2006 as the acquisitions that resulted in the change in the functions of these individuals only occurred in 2007.

Restatement of Quarterly Operating Results, page 25

2. We note you filed restatement information in your Form 10-K for the each of the interim periods in fiscal years 2007. Upon review of the restated information, it appears there was a significant and material effect on operating income and net income in all restated quarters. Item 4.02 of Form 8-K Non-Reliance on Previously issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements. The Item
4.02 Form 8-K should provide all applicable disclosures as outlined in the requirements of the Form (as applicable under section (a) or (b) and (c), including, but not limited to, disclosing the date of the conclusion regarding non-reliance on the financial statements, identification of the financial statements and years or periods covered, description of the facts and circumstances that led to the conclusion, and stating whether the audit committee or board of directors or authorized officers discussed these matters with your registered independent accountants. Please tell us if you believe the Form 10-K includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item
4.02 Form 8-K containing all of the required disclosures.

Response: The Company did not file a Form 8-K under Item 4.02 since the determination regarding the issues that resulted in the changes to the previously issued financial statements were not made until immediately prior to the filing of the Company's Report on Form 10-K. There were two issues that resulted in the need to restate the financial statements for the first three quarters of 2007. One related to the determination to capitalize certain engineering costs, the other related to the allocation of the purchase price of two businesses that had been acquired in the second and third quarters of 2007.

      The Company's accounting department had begun to consider the issue of whether the Company should capitalize engineering expenses incurred in its effort to win contracts in the latter portion of 2007. The Company was not able, however, to fully analyze and resolve the issue until April 2008, when it completed its research and demonstrated its ability to effectively capture the costs to be capitalized. The topic, including the impact this would have on prior financial statements, was first dealt with by the Board of Directors and the Audit Committee in meetings held on April 11, 2008. During the Audit Committee meeting the issue was discussed with the Company's Finance Department and its auditors in connection with the review of the Company's financial statements included in the Company's Form 10-K for the year ended December 31, 2007. The Audit Committee concluded that the proper way to treat these engineering expenses was to capitalize them. This decision was effectively confirmed by the Board of Directors the same day when it approved the Financial Statements.

      The other issue that resulted in changes to previously issued financial statements related to the allocation of the purchase prices paid for businesses that had been acquired by the Company in the second and third quarters of 2007. As a result of such acquisitions, the Company made a good faith estimate of how the purchase prices should be allocated amongst the assets of the acquired entities, including goodwill, when preparing its financial statements for the second and third quarters of 2007. In addition, the Company engaged a third party to prepare a Report to confirm its allocations. Such Report was not completed until late March 2008, and its impact on the Company's financial statements was not considered until the Audit Committee meeting held on April 11, 2008 referred to above.

      Prior to the filing of the Company's Report on Form 10-K counsel for the Company contacted the staff of the Commission to ascertain whether the filing of the 10-K could act as a substitute for the filing of the 8-K. The Staff responded that if the Company determined that the facts and timing were such that the required information would be timely filed in the 10-K, the filing of a Form 10-K on a timely basis containing the required information would be sufficient.

      In light of the fact that the Form 10-K was filed within 4 business days of the determination by the Company's Audit Committee, as confirmed by its Board of Directors, that the Company's financial statements for the first three quarters of 2007 could not be relied upon, and that substantially all of the information required by Form 8-K was included in the Form 10-K, the Company has concluded that there is no need to file an 8-K.

3. Your disclosure regarding the restatement explains that you decided to capitalize certain amounts related to development expenditures which were previously expensed. Please describe how you reached the conclusion that the appropriate treatment is capitalization. Your response should be detailed and specific. Tell us the types of expenditures that were included in this adjustment. In addition, explain whether this was a change in accounting policy or the correction of an error, and why this adjustment only affects periods in 2007 and not periods prior to this time. We may have further comments upon review of your response.

Response: Commencing in 2006, the Company decided to initiate a concerted effort to bid on larger, more complex projects which required more significant design and engineering services. As a result of this change in business strategy, the Company became involved in projects requiring engineering and design services specifically related to its bids for projects which were not to be directly paid for by the customer. As a result of this change in the Company's business, in the fourth quarter of 2007, the Company's accounting staff began to consider whether these project-specific engineering costs should be capitalized. After researching the appropriate accounting treatment, EITF 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements, and consulting with its independent certified public accountants, and upon review by the Company's Audit Committee in April 2008, the Company determined that capitalization of these engineering costs was appropriate. Given that this accounting treatment evolved along with the change in the Company's business, the Company believes this was not a change in accounting policy. Since the determination resulted in the reversal of charges that had been expensed during the first three quarters of 2007, the Company acknowledges there were errors in its original treatment of these charges in the first three quarters of 2007. The Company does not believe any adjustments to results reported for the year ended December 31, 2006 are required since the change in its business occurred gradually over the course of the year and the amounts involved for the entire year are approximately $50,000.

4. Please also tell us more about the adjustment to costs and expenses resulting from the newly recorded intangibles. You refer to the "completion of the allocation of the purchase prices" as if you regard this adjustment as the resolution of a preacquisition contingency within the allocation period. If this is your view, please explain how your circumstances and accounting methodology are consistent with paragraph B183 of SFAS 141 and/or other applicable accounting guidance. Alternatively, please clearly state in your accompanying narrative disclosure that the change constitutes the correction of an error, as contemplated by paragraph B30 of SFAS 154.

Response: The adjustments were not the result of the resolution of a preacquisition contingency and thus paragraph B183 of SFAS 141 is not applicable. The adjustments resulted from the completion of the appraisals of the assets acquired in connection with the Company's acquisitions of Sigma Metals, Inc. and Welding Metallurgy, Inc., in April and August, respectively, of 2007. At the time of the acquisitions the Company allocated a portion of the purchase price among the assets appearing on the balance sheets of the target companies and allocated the balance of the purchase price to goodwill. When the appraisals were received by the Company in March 2008, the Company determined that portions of the amounts allocated to goodwill should have been allocated to certain intangible assets of the targets. Consequently, the amount of goodwill initially reported as a result of these acquisitions was decreased and the amount ascribed to amortizable intangibles was increased. This, in turn, increased the amortization expense for the second and third quarters above that initially reported. Given the magnitude of the discrepancy and the manner in which it occurred, the Company believes that the changes should be reported as a correction of an error and not merely an adjustment of a previous good faith estimate.

Consolidated Balance Sheet, page F-5

5. Please tell us more about the preferred shares. If there are circumstances under which these shares might be subject to redemption, please discuss the consideration given to the presentation requirements of EITF D-98. In addition, tell us the fair market value of your common shares on the date the preferred shares were issued. Our concern is that, based upon the aggregate net proceeds received for the preferred shares, a beneficial conversion feature may exist. We may have further comment upon review of your response.

Response: On April 16, 2007 and May 3, 2007, the Company sold 495,500 shares and 306,800 shares, respectively, of its Series B Convertible Preferred to a group of accredited investors for an aggregate purchase price of $8,032,000, or $10.00 per share. As of the date of issuance, each share of Series B Convertible Preferred stock was convertible into shares of the Company's common stock at a conversion price of $0.2766 per share, which conversion price was determined on the basis of the VWAP of the common stock as of the ten trading days preceding the initial closing. The closing market price of a share of the Company's common stock on the OTCBB on April 16, 2007 and May 3, 2007, was $0.32 and $0.35, respectively. The shares of series B convertible preferred stock are subject to redemption commencing May 1, 2010 at the option of the Company at the redemption price set forth in the certificate of designations. The holders of the series B convertible preferred stock do not have the right to require the Company to redeem their shares. The Company did not record a beneficial conversion at the time of the transaction.

After reviewing the terms of the certificate of designations relating to the Series B Convertible Preferred, the presentation requirements of EITF D-98 and the market price of the common stock into which the Series B Convertible Preferred is convertible, and consultation with the Company's independent certified public accountants, the Company's accounting staff concluded that the since the quoted market price as of the date of closing and not the trailing ten day VWAP represented the best evidence of the fair value of its common stock at the time of the transaction, the issuance of the shares of Series B Convertible Preferred included a beneficial conversion feature, and consequently that it was necessary to restate its consolidated financial statements for the quarterly periods subsequent to March 31, 2007 as well as its financial statements for the year ended December 31, 2007, to record a beneficial conversion feature of approximately $1,589,000. The effect of this change was to decrease net income attributable to common shareholders by approximately $1,589,000 to a net loss attributable to common shareholders of approximately $1,357,000. As a result of this adjustment, the Company's net loss per share for the year ended December 31, 2007 would have been $0.02. The adjustment has no effect on the Company's balance sheet.

On November 7, 2008, the Company's audit committee concluded that the Company's consolidated financial statements as of and for the year ended December 31, 2007, which were included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as well as its unaudited consolidated financial statements as of and for the quarterly periods ended June 30, 2007 and September 30, 2007, which were included in the Company's quarterly reports on Form 10-Q for the same quarterly periods and were restated in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, could no longer be relied upon due to the need to make the adjustments discussed herein. Upon authorization by the Company's board of directors, the Company's authorized officers discussed with the Company's independent accountant the matters disclosed above.

The restatement for the nine months ended September 30, 2007 as a result of the foregoing adjustment was included in the Company's Form 10-Q for the quarter ended September 30, 2008 as set forth below.

      Nine months ended September 30, 2007:

                                                         Nine months ended                           Nine months ended
                                                              as filed             Adjustment           As Restated
                                                         -----------------     -----------------     -----------------
Net sales                                                $      31,323,000            (6,177,000)           25,146,000
Cost of sales                                                   24,110,000            (5,696,000)            8,414,000
                                                         -----------------     -----------------     -----------------
Gross profit                                                     7,213,000              (481,000)            6,732,000
Operating costs and expenses                                     6,074,000            (1,347,000)            4,727,000
                                                         -----------------     -----------------     -----------------
Income from continuing operations                                1,139,000               866,000             2,005,000
Interest and financing costs                                       891,000               (65,000)              826,000
Other (income), net                                                 23,000                    --                23,000
                                                         -----------------     -----------------     -----------------
Income (loss) before income taxes                                  225,000               931,000             1,156,000
Provision for income taxes                                         190,000               530,000               720,000
                                                         -----------------     -----------------     -----------------
Net income from continuing operations                               35,000               401,000               436,000
Net income from discontinued operations                                 --               209,000               209,000
                                                         -----------------     -----------------     -----------------
Net income                                                          35,000               610,000               645,000
Less: Dividend attributable to preferred stockholders              247,000                    --               247,000
Less: Beneficial conversion feature                                     --             1,589,000             1,589,000
                                                         -----------------     -----------------     -----------------
Net (loss) attributable to common stockholders           $         212,000)    $        (979,000)    $      (1,191,000)
                                                         =================     =================     =================
Net (loss) per common share:

Net (loss) per common share (Basic)                      $           (0.00)                          $           (0.02)
                                                         =================                           =================
Net (loss) per common share (Diluted)                    $           (0.00)                          $           (0.02)
                                                         =================                           =================
Weighted average shares outstanding (Basic)                     64,149,000                                  64,149,000
                                                         =================                           =================
Weighted average shares outstanding (Diluted)                   64,149,000                                  64,149,000
                                                         =================                           =================

Additionally, this change resulted in a restatement of the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2007. Cash flows from operations and from investing activities, as restated, are as follows:

      Nine months ended September 30, 2007:

                                                  Cash flow from
                                   --------------------------------------------
                                    Operations       Investing       Financing
                                   ------------    ------------    ------------
As reported                        $ (6,807,000)   $ (8,165,000)   $ 15,732,000
Capitalized engineering costs         1,309,000      (1,309,000)             --
Net Change in Assets/Liabilities        (42,000)             --              --
Assets Held for Sale (Net)              (60,000)             --              --
                                   ------------    ------------    ------------
As restated                        $ (5,600,000)   $ (9,474,000)   $(15,732,000)
                                   ------------    ------------    ------------

The Company plans to file amendments to its Quarterly Reports on Form 10-QSB or Form 10-Q for the periods ended June 30, 2007 and September 30, 2007, as well as for its Annual Report on Form 10-K for the fiscal year ended December 31, 2007,to change the way in which it accounted for the issuance of its Series B Preferred Stock in April and May of 2007.

      Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

                                                Very truly yours,

                                                /s/ Vincent J. McGill

      cc:   Scott Glassman
            Kristin Schifflett
            Margery Reich